Exhibit 99.1

PINTEC Announces Appointment of Marcum BP

BEIJING, September 6, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it has appointed Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. Marcum BP replaces PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the former independent registered public accounting firm, which the Company dismissed on August 20, 2019. The appointment of Marcum BP was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the Company.

The report of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through August 20, 2019, there have been no:

(1)         disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, or

(2)         reportable events as defined in Form 20-F Item 16F(a)(1)(v) other than the three material weaknesses reported in the Company’s 2018 Form 20-F filed with the U.S. Securities and Exchange of Commission on July 30, 2019.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to September 4, 2019, neither the Company nor anyone on its behalf has consulted with Marcum BP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum BP that Marcum BP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company would like to take this opportunity to express its sincere gratitude to PwC for their audit services rendered to the Company during the service period since 2017. The Company is working closely with PwC and Marcum BP to ensure a seamless transition.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact
Joyce Tang
Pintec Technology Holdings Ltd.
Phone: +1-646-308-1622
E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com